UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-39111

Q&K International Group Limited

(Registrant’s name)

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of Address of Agent for Service of Process

Q&K International Group Limited (NASDAQ: QK) (the “Company”) today announced that Cogency Global Inc. (“Cogency”), the Company’s agent for service of process in the United States for certain documents, will change its New York address to 122 East 42nd Street, 18th Floor, New York, NY 10168, effective December 2, 2019, pursuant to a recent notice from Cogency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Q&K International Group Limited

By:	/s/ Guangjie Jin
Name:	Guangjie Jin
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: November 22, 2019

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